Exhibit 9(xiv) under Form N-1A
                                              Exhibit 10 under Item 601/Reg. S-K
                                    Exhibit J
                       to the Shareholder Services Plan of

                               DG INVESTOR SERIES

                      DG U.S. Government Money Market Fund

This Plan is adopted by DG Investor Series with respect to the Class of Shares of the Portfolio of the Trust as set forth above.

      In compensation for the services provided pursuant to this Plan, Providers will be paid a monthly fee computed at the annual rate of 0.15 of 1% of the average aggregate net asset value of the Class of Shares of the Portfolio of the Trust held during the month.

      Witness the due execution hereof this 1st day of September, 1997.



                                    DG INVESTOR SERIES



                                    By:/s/ Edward C. Gonzales
                                          President